File No. 812-

As Filed with the Securities and Exchange Commission

on May 6, 2011

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM THE

DEFINITION OF “INTERESTED PERSON” UNDER SECTION 2(a)(19)

OF THE INVESTMENT COMPANY ACT OF 1940

Harbor Capital Advisors, Inc.

Harbor Funds

111 S. Wacker Drive, Suite 3400

Chicago, Illinois 60606

Notice and Order to:

David G. Van Hooser

Chief Executive Officer

Harbor Capital Advisors, Inc.

111 S. Wacker Drive, Suite 3400

Chicago, Illinois 60606

Communications and Copies of Notice and Order to:

Charles F. McCain, Esq. Erik D. Ojala, Esq. Harbor Capital Advisors, Inc. 111 S. Wacker Drive, Suite 3400 Chicago, Illinois 60606	Christopher P. Harvey, Esq. Dechert LLP 200 Clarendon Street, 27th Floor Boston, Massachusetts 02116

This document contains a total of 28 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: Harbor Capital Advisors, Inc. Harbor Funds File No. 812-	) ) ) ) ) ) )

APPLICATION FOR AN ORDER OF

EXEMPTION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF

1940 FROM THE DEFINITION OF

“INTERESTED PERSON” UNDER SECTION

2(a)(19) OF THE INVESTMENT COMPANY

ACT OF 1940

I. INTRODUCTION

Harbor Capital Advisors, Inc. (“Harbor Capital”) and Harbor Funds (the “Trust”) (collectively, the “Applicants”) hereby submit this Application (the “Application”) for an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting current and future members of the Board of Trustees (the “Board”) of the Trust who serve as Independent Trustees (as defined herein) from the definition of “interested person” under Section 2(a)(19) of the 1940 Act to the extent necessary to permit these Independent Trustees to hold limited direct and indirect beneficial and legal interests in, or to be designated as a trustee, executor or guardian of any legal interest in, publicly-traded securities of investment subadvisers (“Subadvisers”) of the Trust and their parent companies that are not affiliated with Harbor Capital.1

The Applicants request that the exemptive relief sought hereby apply to the named Applicants as well as to all registered open-end management investment companies or series thereof advised in the future by Harbor Capital, or any entity controlling, controlled by or under common control with (within the meaning of Section 2(a)(9) of the 1940 Act) (a “control affiliate”) Harbor Capital. All existing registered open-end management companies that currently intend to rely on the order have been named as Applicants, and any other existing or future open-end management investment companies that intend to rely on the order in the future will comply with the terms and conditions in the Application.

[1]

The term “parent company” as used herein refers to any controlling person of a Subadviser. The term “control” is interpreted as defined in Section 2(a)(9) of the 1940 Act. The terms “affiliated” and “affiliates” as used herein shall be interpreted as set forth in Section 2(a)(3) of the 1940 Act. Subadvisers (and their parent companies) that are not affiliated with Harbor Capital may be referred to herein as “unaffiliated.”

II. STATEMENT OF FACTS

A. The Applicants

1. Harbor Capital

Harbor Capital is a Delaware corporation that has been in business since 1983. Its home office is located at 111 S. Wacker Drive, Suite 3400, Chicago, Illinois 60606. Harbor Capital is also an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as the investment adviser (the “Adviser”) to the Trust. Harbor Capital has overall responsibility for the general management and administration of the Trust.

Harbor Capital is an indirect, wholly-owned subsidiary of Robeco Groep N.V. (“Robeco”). Robeco is a global investment management firm headquartered in The Netherlands. Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (“Rabobank”) owns 100% of the shares of Robeco. Rabobank is an international financial services provider headquartered in The Netherlands.

The combined assets of the Trust and the pension plans managed by Harbor Capital were approximately $59.9 billion as of December 31, 2010. As of December 31, 2010, Robeco, through its investment management subsidiaries, had approximately $198.2 billion in assets under management.

The Applicants are not requesting exemptive relief to permit the Independent Trustees (as defined herein) to directly or indirectly hold interests in shares of Robeco, Rabobank or any affiliate of either company.

2. The Trust

The Trust is organized as a Delaware statutory trust. In addition, the Trust is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A. The Trust was established as a Massachusetts business trust on May 20, 1986 and reorganized as a Delaware statutory trust on June 25, 1993.

The Trust is a series investment company, as defined by Rule 18f-2 under the 1940 Act. The Trust currently has 30 separate series (each a “Fund” and collectively, the “Funds”), each of which has its own investment objectives and policies. 20 of the 30 series are currently managed by a Subadviser. The remaining ten series are a group of target retirement funds managed solely by Harbor Capital (the “Target Retirement Funds”). The Target Retirement Funds invest in shares of the other 20 Funds. None of the Target Retirement Funds is managed by a Subadviser.

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The Trust has adopted a plan under Rule 18f-3 under the 1940 Act in order to permit it to offer multiple classes of shares of each of its Funds. The Trust currently offers three classes of shares: Institutional Class, Administrative Class and Investor Class. Each class represents an interest in the same portfolio of investments within a Fund. Not all classes are available for all Funds. The Institutional Class is available to individual and institutional investors with a minimum investment of $50,000 in each Fund. The Administrative Class is limited to eligible retirement plans and financial intermediaries. The Investor Class is available to individual and institutional investors. The Trust has adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act with respect to each Fund’s Administrative Class shares and Investor Class shares. Under the relevant distribution plan, up to 0.25% of the average daily net assets attributable to the Administrative Class shares and Investor Class shares, as applicable, of each Fund may be used to pay for distribution and shareholder services. Pursuant to each Trust’s Rule 18f-3 Plan, shares of each class of a Fund represent an equal pro rata interest in that Fund and, generally, have identical voting, dividend, liquidation and other rights, other than the payment of fees and expenses under the distribution plans adopted pursuant to Rule 12b-1 under the 1940 Act.

The distributor for the Trust is Harbor Funds Distributors, Inc. (the “Distributor”), located at 111 S. Wacker Drive, Suite 3400, Chicago, Illinois 60606, and a wholly-owned subsidiary and affiliate of Harbor Capital.

B. Multi-Manager Structure of the Trust

1. The Adviser

Harbor Capital currently serves as the Adviser to each of the Funds pursuant to Investment Advisory Agreements between the Trust, on behalf of each of the Funds, and Harbor Capital (each, an “Advisory Agreement”). Under each Advisory Agreement, the Adviser, subject to the general supervision of the Board, is responsible for providing each Fund with investment research, advice and supervision, and furnishes continuously an investment program for each Fund consistent with the investment objectives and policies of the Fund. Each Advisory Agreement also specifically permits the Adviser to enter into Investment Advisory Agreements for Subadvisers (“Subadvisory Agreements”) with Subadvisers to whom the Adviser delegates its responsibility for providing investment advice and making investment decisions for the particular Fund. The Adviser retains the ultimate responsibility to both oversee the Subadvisers which it selects and to recommend to the Board their hiring, termination and replacement.

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In addition, the Adviser provides management oversight services to the Funds, which include, but are not limited to, the following: (i) overseeing the Subadvisers’ compliance with federal regulations, including those imposed under the 1940 Act, (ii) extensive evaluation of the Subadvisers’ investment performance, (iii) evaluating each Fund’s performance in comparison to similar mutual funds and other market information, (iv) analyzing the composition of the investment portfolios of each Fund and preparing reports thereon for the Board, (v) conducting searches, upon its own initiative and at the request of the Board, for a replacement for any Subadviser, (vi) preparing presentations to shareholders that analyze each Fund’s overall investment program and performance and (vii) conducting continual review of its Subadviser selection process. Under the terms of each Advisory Agreement, the Adviser also administers each Fund’s business affairs, furnishes each Fund with office facilities and is responsible for clerical, recordkeeping and bookkeeping services and for the financial and accounting records required to be maintained by each Fund, other than those maintained by each Fund’s Subadviser and by the Trust’s custodian and shareholder servicing agent.

For its services, each Fund pays the Adviser a management fee that is computed daily and paid monthly based on the value of a Fund’s average daily net assets. In addition, in the interest of limiting the expenses of certain Funds, the Adviser has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain Funds so that the annual operating expenses of those Funds do not exceed certain amounts as set forth in the relevant prospectuses for the Funds. Some of these waivers and expense reimbursement arrangements are contractual and may not be modified or terminated for a period of one year; other waivers and expense reimbursement arrangements are voluntary and may be modified or terminated at any time.

2. Multi-Manager Order

The Adviser and the Trust have received an exemptive order from the Commission that permits the Adviser, or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Adviser, to engage or terminate a Subadviser, and to enter into and materially amend an existing Subadvisory Agreement without obtaining shareholder approval (the “Multi-Manager Order”).2 The Multi-Manager Order does not permit the Adviser to enter into a subadvisory agreement with a Subadviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of a Fund or the Adviser, other than

[2]

See Harbor Fund and Harbor Capital Advisors, Inc., 1940 Act Release Nos. 25370 (Jan. 16, 2002) (notice) and 25415 (Feb. 12, 2002) (order) and Harbor Fund and Harbor Capital Advisors, Inc., 1940 Act Release Nos. 22832 (Sept. 25, 1997) (notice) and 22863 (Oct. 21, 1997) (order).

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by reason of serving as Subadviser to a Fund, without the Subadvisory Agreement, including the compensation to be paid thereunder, being approved by the shareholders of the Fund. If a new Subadviser is retained for a Fund, shareholders would receive information concerning such new Subadviser and Subadvisory Agreement by means of an information statement meeting the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended.

3. The Subadvisers

The Subadvisers serve in a subadvisory capacity to the Adviser with respect to each Fund for which they provide investment advice. Under the terms of the Subadvisory Agreements, the Subadvisers have authority to provide the respective Funds with advice concerning the investment management of that portion of the Fund’s assets allocated to the Subadviser by the Adviser. The Subadvisers determine what securities shall be purchased, what securities shall be sold and what portion of a Fund’s assets shall remain uninvested. The Subadvisers keep certain of the records required by the 1940 Act to be maintained on behalf of the Funds, and assist the Adviser in maintaining each Fund’s compliance with the requirements of the 1940 Act. The Subadvisers provide in-person reports on the respective Fund’s performance to the Board on a regular basis.

For these subadvisory services to the Funds, the Adviser pays each Subadviser except one a quarterly fee based on a percentage of the average net assets of the Fund at the close of the last business day of each month within the quarter. One Subadviser is paid a monthly fee based on a percentage of the average net assets of the Fund at the close of the last business day of each month. Subadvisory fees paid by the Adviser to a Subadviser of a Fund with more than one Subadviser depend both on the fee rate negotiated with the Adviser and on the percentage of the Fund’s assets allocated to the Subadviser by the Adviser. Each Subadviser bears its own expenses of providing subadvisory services to the respective Fund. Neither the Trust nor the Funds has any responsibility to pay subadvisory fees to any Subadviser.

For 20 of the Funds, the Adviser has contracted with 14 Subadvisers to provide the day-to-day investment advisory services for all of the assets of each Fund. All of the Funds’ current 14 Subadvisers are unaffiliated with the Adviser or the Funds.3 The Target Date Funds are operated as funds of funds, the assets of which are managed directly by Harbor Capital.

[3]	The Subadvisers are not “affiliated” with the Funds or the Adviser within the meaning of Section 2(a)(3) of the 1940 Act, other than by reason of serving as subadviser to the Funds.

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4. Oversight of the Subadvisers

Pursuant to the Advisory Agreements and the Multi-Manager Order, one of the primary responsibilities of the Adviser is to provide the Trust with investment management evaluation services, principally by reviewing and recommending to the Board prospective Subadvisers for each Fund, and thereafter monitoring and reviewing each Subadviser’s performance through quantitative and qualitative analysis as well as periodic in-person, telephonic and written consultations. The Adviser reviews and recommends prospective Subadvisers from a pool of candidates to manage the Funds. In initially evaluating each prospective Subadviser, the Adviser considers, among other things, each Subadviser’s level of expertise, relative performance, consistency of results in the context of overall market performance and investment discipline or philosophy, as well as it personnel, facilities, financial strength, reputation and quality of services.

On an ongoing basis, the Adviser monitors the compliance of each Subadviser with the investment objective(s), policies and restrictions of each Fund, monitors continuity in each Subadviser’s operations and any changes in investment personnel and senior management, reviews the performance of each Subadviser and reports periodically to the Board on these items. The Adviser is responsible for communicating performance expectations and evaluations to each Subadviser and ultimately recommending whether the Subadvisory Agreement between the Adviser and each Subadviser should be renewed, modified or terminated. The Adviser provides reports to the Board with respect to the results of its evaluations, monitoring functions and determinations with respect to each Subadviser.

As noted above, the Adviser reviews and recommends the selection of each Subadviser based on its continuous quantitative and qualitative evaluation of each Subadviser’s skills and proven abilities in managing assets pursuant to a specific investment style. The Adviser continually monitors the performance of the Subadvisers to assess their overall competence.

From time to time, in reliance on the Multi-Manager Order, the Adviser may determine that the services of a Subadviser should be terminated and will recommend termination to the Board. Similarly, from time to time, in reliance on its Multi-Manager Order and with the approval of the Board, the Adviser appoints new Subadvisers to advise new or existing Funds (or portions thereof) or to replace Subadvisers for existing Funds (or portions thereof). Thus, it is possible for the Subadvisers who provide day-to-day investment advisory services to the Funds to change

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on a frequent basis. In addition, Subadvisers and their parent companies are acquired from time to time by other companies, which introduces new entities to the list of Subadvisers for the Trust and their parent companies.

C. Board of Trustees

Under Delaware law and pursuant to the Trust’s Agreement and Declaration of Trust, as amended, the Trust is managed under the direction of its Board of Trustees. The Trust currently has seven Trustees who serve on its Board, six of whom are Independent Trustees.4 One of the six Independent Trustees has been designated a “Trustee Emeritus”. A Trustee Emeritus may attend and participate in Board and Committee meetings, but has no voting rights. The Board recently added two new Independent Trustees. It is anticipated that, in the future, the Trust may seek to add new Independent Trustees to its Board to increase the size of the Board or to fill vacancies occurring or expected to occur on the Board.

The Board complies with the board composition requirements in Sections 10(a) and 10(b)(2) of the 1940 Act. In addition, the Trust relies on certain exemptive rules under the 1940 Act and, therefore, complies with the board composition requirements of these rules. Moreover, the Trust is obligated to comply with the board composition requirements in the Multi-Manager Order.5

Pursuant to Section 15 of the 1940 Act, the Board, including a majority of the Independent Trustees, approved each Advisory Agreement for an initial two year term and has approved its continuance annually thereafter. Upon the recommendation of the Adviser and pursuant to the Multi-Manager Order and Section 15 of the 1940 Act, the Board, including a majority of the Independent Trustees, approved each Subadvisory Agreement for an initial two year term and has approved its continuance annually thereafter. The Board, including a majority the Independent Trustees, also will approve any future Subadvisory Agreement entered into between the Adviser and a Subadviser.

[4]

With respect to the Trust, those Trustees who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the Trust and Harbor Capital and its affiliates are referred to herein as the “Independent Trustees.” The terms “independent directors” and “disinterested directors” as used herein refer generally to those directors of an investment company who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the investment company.

[5]

In the event that the Applicants’ request relief from the definition of “interested person” in Section 2(a)(19) of the 1940 Act is granted, the Applicants request confirmation that the relief would apply to the requirements of the Multi-Manager Order that a majority of the Trustees of the Trust not be “interested persons” under Section 2(a)(19).

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III. THE PROPOSED EXEMPTION

A. Summary of Proposed Exemption

The proposed exemption would exempt the Independent Trustees of the Trust from the definition of “interested person” in Section 2(a)(19)(B)(iii) of the 1940 Act to allow the Independent Trustees to hold certain limited direct and indirect beneficial and legal interests in the unaffiliated Subadvisers and their parent companies, subject to the conditions set forth in Section IV.C. below.

B. Reasons for the Proposed Exemption

1. Imposes Significant and Unnecessary Burdens on Independent Trustees

The restriction in Section 2(a)(19)(B)(iii) imposes significant and unnecessary burdens on the Independent Trustees of the Trust. This restriction requires the Independent Trustees to spend significant time and effort to avoid acquiring any interest in the Subadvisers or their parent companies, particularly in comparison to the time and effort required of independent directors of more traditionally structured mutual fund complexes that are only associated with one primary investment adviser. To ensure independence under Section 2(a)(19)(B)(iii), Independent Trustees must (i) track a large number of existing Subadvisers and their parent companies to avoid acquiring interests in such companies; (ii) monitor their account holdings to ensure that they do not hold or acquire any interest in a new Subadviser (or its parent company) that is retained for a Fund; and (iii) monitor for any changes of control that may occur with respect to a Subadviser or its parent companies to ensure that the Trustee does not have or acquire any interest in a new control person for the Subadviser or its parent company.

For Independent Trustees that have retained one or more financial advisers to manage their accounts, this process can be more complex due to the involvement of a third party. For example, an Independent Trustee that has retained one or more financial advisers to manage the Trustee’s account(s) typically must confer with the adviser on a continuous basis, and monitor account holdings, to ensure that the financial adviser does not invest the Trustee’s account in any securities issued by an existing Subadviser or its parent company. In addition, each time a new Subadviser is retained for a Fund, the Independent Trustee must consult with the financial adviser to ensure that the Trustee does not directly or indirectly hold or acquire any securities of the Subadviser or its parent company. Similarly, each time a Subadviser or its parent company undergoes a change of control, the Independent Trustee must consult with the financial adviser to ensure that the Trustee does not directly or indirectly hold or acquire any securities of the Subadviser’s or its parent company’s new control person.

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Section 2(a)(19)(B)(iii) also could force an Independent Trustee to liquidate holdings of securities issued by any new Subadviser or its parent company (or existing Subadviser or its parent company as result of a change of control) to maintain the Trustee’s status as an Independent Trustee. Any such forced sales could result in the Independent Trustee executing transactions at an inopportune time and price and being subject to significant adverse tax consequences and additional brokerage expenses. In addition, Section 2(a)(19)(B)(iii) could force an Independent Trustee to liquidate holdings of securities issued by any Subadviser or parent company thereof that the Independent Trustee acquires through no action by the Trustee, such as by inheritance.

Moreover, Section 2(a)(19)(B)(iii) requires the Independent Trustees to forego investment opportunities to a materially greater degree than independent directors of more traditionally structured mutual fund complexes that are associated with only one primary investment adviser. Because of the number of Subadvisers and because the Subadvisers are often part of large, publicly-traded global financial services organizations, Section 2(a)(19)(B)(iii) significantly limits an Independent Trustee’s ability to invest in domestic and foreign markets. By its terms, Section 2(a)(19)(B)(iii) prevents an Independent Trustee from holding even one share of a Subadviser or its parent company regardless of how limited the Subadviser’s role is in the fund complex.

2. Discourages the Retention of Qualified Independent Trustees

Section 2(a)(19)(B)(iii) may discourage qualified individuals from serving as Independent Trustees of the Trust. The Board recently has been searching for new Independent Trustees to increase the size of the Board in anticipation of upcoming retirements and for other reasons. Because of the potential issues associated with personal investing, the Trust must explain at the outset of discussions with potential candidates the limitations imposed by the 1940 Act on Independent Trustees. The significant limitations placed on personal investing activities (including potentially forced divestitures in order to qualify as an Independent Trustee) and the additional time and effort associated with monitoring their investments to avoid acquiring any interest in the Subadvisers or their parent companies has affected the range of qualified individuals available or willing to serve as Independent Trustees of the Trust. In addition, many qualified individuals are disqualified from serving as Independent Trustees of the Trust as a result of serving as trustee of trusts or other organizations, including certain types of non-profit organizations, any of which may hold securities of a Subadviser or its parent company and cause the individual to be considered a “trustee . . . of [a] legal interest in” such a security. The significant personal investing limitations and potential limitations on outside activities of Independent Trustees of the Trust, as well as the additional time requirements that

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are imposed on the Independent Trustees of the Trust, may provide those investment companies that utilize only a primary investment adviser with a competitive advantage when seeking to attract the most well-qualified candidates for their boards of directors.

In addition, due to the size of current or potential Subadvisers’ organizations, beneficial and legal interests in the organizations are likely to be held in some manner by an extremely large segment of the population, especially among those persons who have even moderately diverse direct and indirect securities holdings. Indeed, those persons who have the type of experience and background in the financial services industry that would be desirable for a Trustee of the Trust to possess are likely to have beneficial or legal interests in any number of financial services organizations. Thus, an Independent Trustee candidate would likely have to choose between serving as an Independent Trustee of the Trust or liquidating certain of his or her holdings.

3. Creates Potential Issues When Considering New Subadvisers

As noted above, pursuant to its Multi-Manager Order and with the approval of the Board, Harbor Capital may appoint new Subadvisers for new or existing Funds or replace Subadvisers to existing Funds. Section 2(a)(19)(B)(iii), however, may create situations where the hiring of a Subadviser with otherwise strong qualifications for a particular mandate could disqualify a person who currently serves as an Independent Trustee from continuing to serve in that capacity or require the Independent Trustees to divest his or her holdings in a Subadviser in order to continue to qualify as an Independent Trustee. Similarly, Section 2(a)(19)(B)(iii) may in the future create similar situations with respect to the replacement of existing Subadvisers. In this connection, the Commission has previously recognized the importance of a primary investment adviser’s ability to timely replace poorly performing subadvisers in a manager-of-managers complex.6

IV. REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 6(c)

The Applicants request that the Commission issue an order of exemption pursuant to 6(c) of the 1940 Act from the definition of “interested person” in Section 2(a)(19) of the 1940 Act to the extent necessary to permit the Independent Trustees of the Trust to hold limited direct and indirect beneficial and legal interests in the unaffiliated Subadvisers of the Trust and their parent companies, subject to the conditions outlined in Section IV.C. below.

[6]

See Exemption From Shareholder Approval for Certain Subadvisory Contracts, 1940 Act Release No. 26,230 (Oct. 23, 2003), 68 Fed. Reg. 61,720, 61,724 (Oct. 29, 2003) [hereinafter Rule 15a-5 Proposing Release].

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A. Applicable Law

The 1940 Act and the rules thereunder impose specific requirements relating to independent directors of registered investment companies and the composition of boards of directors of such companies. More specifically, Section 10(a) provides that the board of directors of an investment company must be comprised by at least 40% of directors who are “independent” of the investment company. In addition, Section 10(b)(2) generally provides that a majority of the members of an investment company’s board of directors must be “independent” of the principal underwriter. Moreover, certain exemptive rules under the 1940 Act require that a majority of the board of directors be composed of independent directors in order for the investment company to rely on these rules. With respect to the Trust, the Multi-Manager Order also requires the Trust to have a Board of Trustees comprised of a majority of Independent Trustees.

The 1940 Act places specific responsibilities on independent directors in overseeing investment company activities. Section 15(c) and 32(a) require that disinterested directors take independent action with respect to approval of investment advisory contracts, contracts with principal underwriters and the selection of the investment company’s independent public accountants.

An independent director is a director who is not an “interested person” of an investment company. Section 2(a)(19) of the 1940 Act defines the term “interested person” as it relates to an investment company as well as an investment adviser or principal underwriter. Section 2(a)(19)(B)(iii) defines an “interested person” of an investment adviser or principal underwriter to include “any person who knowingly has any direct or indirect beneficial interest in, or who is designated as trustee, executor, or guardian of any legal interest in, any security issued either by such investment adviser or principal underwriter or by a controlling person of such investment adviser or principal underwriter.” Section 2(a)(19)(A)(iii) provides that an “interested person” of an investment adviser or principal underwriter is also an “interested person” of the investment company for which the adviser or underwriter serves.7 Thus, a person who is an “interested person” of an investment adviser by virtue of a direct or indirect beneficial or legal interest in such investment adviser or parent company thereof is also an interested person of the investment company for which the investment adviser serves.

[7]

Section 2(a)(20)(B) of the 1940 Act defines “investment adviser” to include persons who contract with an investment company’s primary investment adviser to provide advisory services to the company. The Commission has recognized that this provision covers investment subadvisers. See Rule 15a-5 Proposing Release at 61,720 n.3.

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Section 2(a)(19) was added to the 1940 Act by the Investment Company Act Amendments of 1970 (the “1970 Amendments”). Prior to the enactment of the 1970 Amendments, a director was considered “independent” if the director was not an officer or employee of an investment company or an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of its investment adviser, principal underwriter, regular broker or any investment banker and their affiliates.8 In 1966, the Commission, concerned with the economic and family relationships independent directors had with investment company management, recommended to Congress that the term “interested person” be added to the 1940 Act and that it be applicable to the provisions of the 1940 Act relating to, among other things, board composition and approval of advisory and underwriting agreements.9

Congress responded to the Commission’s concerns by enacting Section 2(a)(19) of the 1940 Act. In doing so, Congress noted that, like the Commission, it was concerned with the “strong ties” an investment company’s independent directors may have with management.10 With respect to security ownership, Congress was particularly concerned that under the then-current independence definition, a director could be deemed “independent” “even though he own[ed] up to 4.99 percent of the adviser-underwriter’s stock….”11 Thus, the section was drafted to define “‘interested person’ to include persons who have close family or substantial financial or professional relationships with investment companies, their investment advisers, principal underwriters, officers, and employees.”12 (Emphasis added.) The Senate Report on the bill also explained that the function of the independence requirement was “to supply an independent check on management and to provide a means for the representation of shareholder interests in investment company affairs.”13

The Senate Report stated that the Commission would have “adequate exemptive authority under Section 6(c) of the [1940] Act to administer [Section 2(a)(19)] in a flexible manner.”14 For example, the Senate Report

[8]	See SEC, PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. REP. NO. 89-2337 (1966) at 130 (discussing the status of independent directors in 1966).
[9]	See id. at 334.
[10]	See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4927.
[11]	See id.
[12]	Id.
[13]	See id.
[14]	Id. at 4929.

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noted that the Commission may exempt from Section 2(a)(19) a person who “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”15 Section 6(c) of the 1940 Act provides that:

[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Neither Section 2(a)(19) nor its legislative history addresses the application of the “interested person” standard in the context of multi-manager funds, which had not been introduced at that time.16

The Applicants, therefore, request an order of exemption from the Commission pursuant to Section 6(c) of the 1940 Act from the provisions of Section 2(a)(19)(B)(iii) of the 1940 Act as described herein.

B. Basis for a Section 6(c) Order

The Applicants submit that the proposed exemption is necessary and appropriate in the public interest. The Applicants also submit that the proposed exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. In addition, the Applicants submit that the proposed exemption is consistent with previous exemptive and other relief granted by the Commission and its staff from Section 2(a)(19)(B)(iii). The “manager of managers” structure is sufficiently different than the typical subadviser structure, and the conditions described herein protect against self-dealing by the Subadviser, and protect the interests of shareholders.

1. Necessary and Appropriate in the Public Interest

The Applicants submit that the proposed exemption is necessary and appropriate in the public interest because (1) it will reduce the unnecessary and significant burdens placed on the Independent Trustees of the Trust as independent directors of subadvised mutual funds; (2) it will prevent the unnecessary disqualification of otherwise qualified Independent Trustee candidates; and (3) it will assist the Adviser in hiring on a timely basis the most qualified Subadvisers for the Funds in accordance with its Multi-Manager Order and Commission and shareholder expectations.

[15]	See id.
[16]	See Rule 15a-5 Proposing Release at 61,720 (referring to the introduction of multi-manager funds in the early 1990s).

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The proposed exemption will allow the Independent Trustees to hold direct and indirect beneficial and legal interests in the unaffiliated Subadvisers or their parent companies in de minimis amounts. This will reduce the considerable burdens placed on the Independent Trustees by partly removing the significant restrictions currently placed on the Independent Trustees’ investments in domestic and foreign markets.

By reducing the burdens placed on the Independent Trustees in connection with personal investments, the proposed exemption also will increase the range of qualified Independent Trustee candidates available and willing to serve on the Board. In addition, the proposed exemption will remove any unfair competitive advantage another mutual fund family may have over the Trust for retaining the best and most qualified Independent Trustee candidates.

The proposed exemption also will ensure that Harbor Capital is able to engage and retain the most qualified Subadvisers to serve the Funds. By permitting limited investments by the Independent Trustees in the unaffiliated Subadvisers or their parent companies, the proposed exemption will largely eliminate any concern that a proposed new Subadviser could automatically disqualify an Independent Trustee. For this same reason, the requested exemption also would eliminate any concern that Harbor Capital may not be able to timely replace an underperforming Subadviser.17 Similarly, the requested relief would reduce the risk that a change in the ownership of an existing Subadviser would automatically disqualify an Independent Trustee.

2. Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

The Applicants maintain that the proposed exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants submit that it is unnecessary to apply the literal requirements of Section 2(a)(19)(B)(iii) to investments in Subadvisers and their parent companies. As noted above, Congress adopted Section 2(a)(19) because of its concern over “strong ties” between independent directors and fund management. In addition, the Commission has specifically stated that Section 2(a)(19)(B)(iii) is “designed to ensure that an independent director does not have a financial interest in the

[17]

As indicated above, the Commission has previously noted the importance of a primary investment adviser’s ability to timely replace poorly performing subadvisers in a manager-of-managers complex. See Rule 15a-5 Proposing Release at 61,724.

15	Page 15 of a total of 28 pages

organizations that are closely associated with the fund or that would benefit from payments that the independent director is charged with scrutinizing.”18

An Independent Trustee’s limited ownership interest in an unaffiliated Subadviser or its parent company would not represent the “strong tie” between independent directors and fund management that Congress was concerned with when Section 2(a)(19) was enacted. When this section was enacted, the typical mutual fund was organized by its investment manager who provided most, if not all, of the investment management services to the fund.19 The Subadvisers are not responsible for the organization of the Funds and their services are limited to the day-to-day management of the Funds’ assets. The Adviser uses the Subadvisers more or less like portfolio managers and none of the Subadvisers is a sponsor, promoter or organizer of the Funds. Harbor Capital performs the primary management function that Congress was concerned with when Section 2(a)(19) was enacted and the proposed exemption would not extend to ownership interests in Harbor Capital or any of its affiliates, Robeco, Rabobank or any affiliate of either company, or any Subadviser affiliated with any of the foregoing entities. Thus, the Independent Trustees will continue to provide the “independent check on management” that Congress intended when enacting Section 2(a)(19).

Moreover, the fee structure among the Adviser and Subadvisers reduces potential conflicts of interests with the Independent Trustees. As is typical in a multi-manager structure, although the Board approves each Subadvisory Agreement, the Funds rely on the Adviser to select each Subadviser and negotiate with each Subadviser the terms of the Subadvisory Agreement, including the subadvisory fees. The Subadvisers are typically compensated by the Adviser from the advisory fees that the Adviser is entitled to receive from the Funds. As a result, the Independent Trustees scrutinize the fee paid to each Subadviser as a component of the management fee paid to the Adviser. Accordingly, any conflict of interest that would be presented by an Independent Trustee having a financial interest in a potential Subadviser is diminished significantly in comparison to the Adviser. Although the Subadvisers benefit from payments that the Independent Trustees are charged with scrutinizing, the conflict of interest between the Independent Trustees and Subadvisers is significantly attenuated due to the structure of the subadvisory fee arrangement.

[18]	See Role of Independent Directors of Investment Companies, 1940 Act Release No. 24,082 (Oct. 15, 1999), 64 Fed. Reg. 59,826, 59,838 (Nov. 3, 1999) [hereinafter Rule 2a19-3 Proposing Release].
[19]	See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4901.

16	Page 16 of a total of 28 pages

Further, as a practical matter, the Independent Trustees of the Trust are already permitted to invest indirectly in securities issued by companies that serve as (or that are parent companies of) Subadvisers to the Funds. Rule 2a19-3 under the 1940 Act permits the Independent Trustees to invest in broad-based index funds, which may include companies that serve as (or that are parent companies of) Subadvisers to Funds. The “broad-based” limitation in Rule 2a19-3 was intended to “assure that an independent director’s indirect interest in the adviser’s securities would not be substantial enough to impair his or her independence and create a conflict of interest.”20

Under the exemption provided by Rule 2a19-3, an Independent Trustee is permitted to hold indirect interests in a current Subadviser (or its parent company) to the extent the securities of such Subadviser or parent company are included in a broad-based index. In this regard, the proposed exemption would simply allow the Independent Trustees to hold directly interests that they are currently permitted to hold indirectly.

The same is true with respect to investments in actively managed mutual funds. Commission interpretations permit the Independent Trustees of the Trust to invest in actively managed mutual funds that in turn invest in financial services companies, which may serve as (or may be parent companies of) Subadvisers to the Funds.21 Such funds likely hold securities issued by the Subadvisers (or their parent companies).

The Applicants also submit that the proposed exemption is consistent with the Commission’s rationale in granting the Multi-Manager Order and other similar orders as well as in proposing Rule 15a-5 under the 1940 Act, pursuant to which the Commission has recognized that it is unnecessary to apply all of the 1940 Act’s restrictions with respect to subadvisers to manager-of-managers funds. In the Rule 15a-5 Proposing Release, the Commission recognized that subadvisers to such funds should be treated more like portfolio managers, rather than investment advisers, for purposes of the shareholder approval requirement for investment advisory agreements under Section 15 of the 1940 Act given the role that the primary investment adviser has in a manager-of-managers structure in

[20]

See Role of Independent Directors of Investment Companies, 1940 Act Release No. 24,816 (Jan. 2, 2001), 66 Fed. Reg. 3,734, 3,740 n. 65 (Jan. 16, 2001). As proposed, Rule 2a19-3 would have limited investments in investment advisers or their controlling persons to those advisers or controlling persons whose securities’ value did not exceed five percent of the value of an index tracked by an index fund. See Rule 2a19-3 Proposing Release at 59,838. Comments received on the proposed rule reflected concerns that monitoring the five percent limit could be difficult. As a result, the rule as adopted included the “broad-based” limitation in place of the five percent limit.

[21]	See Rule 2a19-3 Proposing Release at 59,838 n. 140.

17	Page 17 of a total of 28 pages

negotiating the terms of each subadvisory contract “on an arm’s length basis.”22 Similarly, the Commission also has recognized, with respect to its disclosure rules regarding the reasons for a board’s approval of an investment advisory agreement, that certain factors that must be considered by the board in reviewing a proposed advisory agreement where the investment adviser is the sponsor of the fund or an affiliate may not necessarily be relevant in the case of an unaffiliated subadviser.23

The Applicants submit that the reasoning articulated in the Rule 15a-5 Proposing Release and underlying the Multi-Manager Order and other similar orders also applies with respect to the restriction in Section 2(a)(19)(B)(iii). The Independent Trustees rely to a significant extent on the Adviser to oversee the Subadvisers, to negotiate Subadvisory Agreements at arms’ length with the Subadvisers, and to make recommendations to the Trustees from time to time as necessary to replace existing Subadvisers or hire new ones. Similarly, independent directors rely on a primary investment adviser that directly manages a fund to oversee and hire and fire portfolio managers as necessary.

The Applicants also submit that this proposed approach is consistent with the conditions imposed by the Commission in granting the Multi-Manager Order and other similar orders. In these orders, the Commission has required applicants to represent that no director or officer of the fund, and no primary investment adviser or director or officer thereof, will own directly or indirectly any interest in a subadviser, except for ownership of less than 1% of any class of outstanding securities of a publicly-traded company that is either a subadviser or control affiliate of a subadviser.24 This provision is intended to protect against conflicts of interest and the potential for self-dealing (much like Section 2(a)(19)(B)(iii)) that is present when a primary investment adviser hires a subadviser in which it

[22]

See Rule 15a-5 Proposing Release at 61,721 (noting the distinction between “subadvisory arrangements in which the subadvisers have resembled portfolio managers [versus] the more traditional subadvisory arrangements that Congress explicitly covered in the shareholder voting requirement of section 15(a)”). In the Rule 15a-5 Proposing Release, the Commission proposed exempting investment advisory agreements with subadvisers of manager-of-managers funds from the shareholder approval requirements of Section 15(a) of the 1940 Act. In doing so, the Commission noted the limited scope of the relief and that there were other means of protecting fund investor expectations and interests.

[23]	See Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, 1940 Act Release No. 26486 (June 23, 2004), 69 Fed. Reg. 39,798, 39,801 (June 30, 2004).
[24]

See, e.g., Harbor Fund and Harbor Capital Advisors, Inc., 1940 Act Release Nos. 25370 (Jan. 16, 2002) (notice) and 25415 (Feb. 12, 2002) (order); but cf. Rule 15a-5 Proposing Release at 61,723 (proposing a condition to proposed Rule 15a-5 that would “preclude any director or officer of the fund and the principal adviser or any director or officer of the principal adviser with which the subadviser has contracted from owning, directly or indirectly, any material interest in the subadviser ….”).

18	Page 18 of a total of 28 pages

or one of its directors or officers has a material interest. The Applicants submit that applying a similar standard to the Independent Trustees, which would permit them to hold de minimis interests in unaffiliated Subadvisers and their parent companies without being deemed “interested persons” under Section 2(a)(19), would continue to protect against potential conflicts of interest and any potential for self-dealing in connection with the hiring of Subadvisers.

Finally, the proposed exemption would provide the flexibility Congress intended when enacting Section 2(a)(19). The enactment of Section 2(a)(19)(B)(iii) was not intended to classify persons conclusively as “interested” merely by virtue of their holding any interest, however small or indirect, in any security of a Subadviser or its parent company; it was intended to strengthen those provisions of the 1940 Act which require that disinterested directors who serve on investment boards act independently as to certain important matters. Congress itself recognized this when it noted that the Commission would have the authority under Section 6(c) to exempt an individual who, despite being covered by the definition of “interested person” in Section 2(a)(19), “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”25 For the reasons discussed above, the Applicants submit that the Independent Trustees would be in the position to act independently if the requested exemption were granted.

3. Precedent for Proposed Exemption

The Commission has previously granted exemptions from Section 2(a)(19)(B)(iii), in circumstances similar to those presented in this Application, to applicants who have proposed to exempt independent directors from the provisions of Section 2(a)(19) to the extent necessary to allow them to hold beneficial or legal interests in the parent company of an investment adviser.26 In their applications for exemptive relief, the applicants specifically noted the large size of the parent company, the minimal amount that the adviser contributed to the parent company’s profits

[25]	See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4929.
[26]

See, e.g., In the Matter of Dean Witter Reynolds InterCapital Inc. et al., 1940 Act Release Nos. 12436 (May 14, 1982) (notice) and 12489 (June 14, 1982) (order) (permitting the independent directors of the funds advised by Dean Witter Reynolds InterCapital Inc. to own securities issued by its parent company, Sears Roebuck and Co., and subsidiaries thereof); In the Matter of The Putnam Management Company, Inc., et al., 1940 Act Release Nos. 13894 (Apr. 19, 1984) (notice) and 13944 (May 16, 1984) (order) (permitting the independent directors of funds advised by The Putnam Management Company, Inc. to own securities issued by its parent company, Marsh & McLennon Companies, Inc.). The Commission also has granted limited exemptions from Section 2(a)(19)(B)(iii) for purposes of Section 15(f) of the 1940 Act that at least 75% of the board of directors of a fund not be interested persons of the fund’s investment adviser, following a change of control of the adviser. See, e.g., In the Matter of Shearson Loeb Rhoades Inc., et al., 1940 Act Release Nos. 11786 (June 3, 1981) (notice) and 11835 (June 26, 1981) (order); In the Matter of Lehman Management Co., Inc. et al., 1940 Act Release Nos. 13978 (May 31, 1984) (notice) and 14018 (June 29, 1984) (order).

19	Page 19 of a total of 28 pages

and the minor ownership any individual director would have in such parent company. In these instances, the Commission issued orders of exemption pursuant to Section 6(c) of the 1940 Act limiting the interest in the investment adviser’s parent company to a de minimis amount of (i) the individual’s net worth; (ii) the outstanding shares of any class of equity security involved, or the outstanding principal amount of any class of debt security involved; and (iii) the aggregate market value of all classes of debt and equity securities.

The Commission staff also has provided no-action relief from Section 2(a)(19)(B)(iii) in circumstances similar to those presented in this application. In particular, the staff took a no-action position with respect to a mutual fund and one of its independent directors where the director also served as a college trustee and oversaw the college’s endowment fund, which held a security issued by the ultimate parent of the mutual fund’s investment adviser.27 The staff’s decision appeared to be based in large part on the applicant’s representations that the director’s interest in the parent company of the investment adviser represented a limited portion of the endowment fund and the net income of the adviser was insubstantial relative to the parent company’s gross revenues.

C. Conditions for the Proposed Exemption

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Limited Interest

Except as otherwise permitted by the 1940 Act and the rules, regulations and interpretations thereunder, an Independent Trustee’s direct or indirect beneficial or legal interest in a Subadviser or its parent company would be limited, in the aggregate, to one percent or less of (i) the outstanding shares of any class of equity security of the Subadviser or its parent company, (ii) the outstanding principal amount of any class of debt security of the Subadviser or its parent company, and (iii) the aggregate market value of all classes of equity or debt securities of the Subadviser and its parent company.

2. No Indicia of Control

An Independent Trustee relying on the relief requested herein will have no indicia of control of any Subadviser. For purposes of this Application, the term “indicia of control” shall mean the (i) holding of any board or management position with a Subadviser, or (ii) ability to influence the management or the policies of a Subadviser.

[27]	See GAC Growth Fund Inc., No-Action Letter (pub. avail. Aug. 21, 1971); GAC Growth Fund Inc., No-Action Letter (pub. avail. Dec. 4, 1971).

20	Page 20 of a total of 28 pages

3. Oversight of Interests in Subadvisers or Parent Companies Thereof

Each Independent Trustee relying on the relief requested herein shall notify Harbor Capital and the other Independent Trustees of any direct or indirect beneficial or legal interest held by the Independent Trustee, to the best of his or her knowledge, in a Subadviser or its parent company. In addition, the Applicants will solicit from the Independent Trustees on an annual basis (i) appropriate information regarding their direct or indirect beneficial or legal interests in the Subadvisers or their parent companies, and (ii) certifications stating that any direct or indirect beneficial or legal interest in a Subadviser or its parent company is limited as required under the requested exemption. In connection with the hiring of any new Subadviser, the Applicants also will solicit from the Independent Trustees (i) appropriate information regarding their direct or indirect beneficial or legal interests in the Subadviser or its parent company, and (ii) certifications stating that, to the best of his or her knowledge, any direct or indirect beneficial or legal interest in the new Subadviser or its parent company is limited as required under the requested exemption.

4. Unaffiliated Public Companies Only

The Applicants agree that the proposed exemption would not permit an Independent Trustee, except as otherwise permitted by the 1940 Act or the rules, regulations or interpretations thereunder, to have any direct or indirect beneficial or legal interest in securities issued by (i) Harbor Capital or any Subadviser affiliated with Harbor Capital, (ii) Robeco, Rabobank or any affiliate of either company, and (iii) any privately-held Subadviser or a privately held parent company of a Subadviser.

5. Funds Relying on Multi-Manager Order Only

The Applicants agree that the proposed exemption would be limited to investments in Subadvisers (and their parent companies) of the Funds that operate pursuant to the Multi-Manager Order or any similar order or rule issued by the Commission.

D. Request for an Order

The Applicants request an order of the Commission pursuant to Section 6(c) of the 1940 Act exempting current and future Independent Trustees from the definition of “interested person” in Section 2(a)(19) of the 1940 Act to the extent necessary to permit the Independent Trustees of the Trust to hold limited direct and indirect beneficial and legal interests in the unaffiliated Subadvisers of the Trust and their parent companies. The Applicants submit that, for all the reasons stated above, the proposed exemption is necessary and appropriate in the public

21	Page 21 of a total of 28 pages

interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V. CONCLUSION

For the reasons set forth in this Application, the Applicants respectively state that the proposed exemption meets the standards of Section 6(c) of the 1940 Act and respectfully request that the Commission issue an order of exemption pursuant to Section 6(c) of the 1940 Act and that such order be made effective as soon as possible.

VI. PROCEDURAL MATTERS RELATING TO THIS APPLICATION

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is as indicated on the cover page of this Application. Any notice and order concerning this Application should be directed to:

David G. Van Hooser

Chief Executive Officer

Harbor Capital Advisors, Inc.

111 S. Wacker Drive, Suite 3400

Chicago, Illinois 60606

Please address any questions or comments concerning this Application and a copy of any notice and order to:

Charles F. McCain, Esq.

Erik D. Ojala, Esq.

Harbor Capital Advisors, Inc.

111 S. Wacker Drive, Suite 3400

Chicago, Illinois 60606

(312) 443-4425 (Mr. Ojala)

Christopher P. Harvey, Esq.

Dechert LLP

200 Clarendon Street, 27th Floor

Boston, Massachusetts 02116

(617) 728-7167

Applicants request that the Commission issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held. Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant. Under the current Certificate of Incorporation and By-Laws of Harbor Capital, its business and affairs are conducted by its Board of Directors. In accordance with these governing documents, resolutions were adopted by a vote of the Board of Directors of Harbor Capital authorizing the appropriate officers of Harbor Capital to prepare, execute and file this Application with the Commission.

22	Page 22 of a total of 28 pages

Under the current Certificate of Trust, Agreement and Declaration of Trust and By-Laws, the Trust’s business and affairs are conducted by its Board of Trustees. In accordance with these governing documents, resolutions were adopted by a vote of the Board of Trustees of the Trust authorizing the appropriate officers of the Trust to prepare, execute and file this Application with the Commission.

The resolutions and statements of authority required under Rule 0-2(c)(1) under the 1940 Act are attached as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

23	Page 23 of a total of 28 pages

SIGNATURES

Harbor Capital Advisors, Inc. has authorized this Application to be duly signed on its behalf in the State of Illinois on the 5th day of May, 2011.

HARBOR CAPITAL ADVISORS, INC.

/s/ David G. Van Hooser
David G. Van Hooser
Chief Executive Officer

Harbor Funds has authorized this Application to be duly signed on its behalf in the State of Illinois on the 5th day of May, 2011.

HARBOR FUNDS

/s/ David G. Van Hooser
David G. Van Hooser
Chairman, President and Trustee

24	Page 24 of a total of 28 pages

EXHIBIT A-1

HARBOR CAPITAL ADVISORS, INC.

CERTIFICATE OF RESOLUTION

I, Erik D. Ojala, Senior Vice President and Secretary of Harbor Capital Advisors, Inc. (the “Company”), do hereby certify that the following is a true and correct copy of a resolution duly adopted by the Board of Directors of the Company on March 8, 2011, and that said resolution for the Company has not been amended or rescinded and remains in full force and effect.

RESOLVED, that the Officers of Harbor Capital Advisors, Inc. (the “Company”) are each authorized, as any of them may deem necessary or appropriate, to take all such acts and prepare, execute, file and deliver all such documents, amendments, certificates, affidavits, consents or other instruments in the name of and on the Company’s behalf in connection with the filing of an application with the Securities and Exchange Commission seeking, among other things, exemption from Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to Section 6(c) of the 1940 Act (as conclusively evidenced by the taking of such action or the execution and delivery of such documents and instruments, as the case may be).

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the Company at Chicago, Illinois this

5th day of May, 2011.

/s/ Erik D. Ojala
Erik D. Ojala
Senior Vice President and Secretary

A-1

EXHIBIT A-2

HARBOR FUNDS

CERTIFICATE OF RESOLUTION

I, Erik D. Ojala, Vice President and Secretary of Harbor Funds (the “Trust”), do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees of the Trust at a meeting held on November 9, 2010 and that said resolutions for the Trust have not been amended or rescinded and remain in full force and effect.

RESOLVED, that the filing of an application, in substantially the form described at this meeting, with the Securities and Exchange Commission, on behalf of Harbor Funds (the “Trust”) seeking, among other things, exemption from Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to Section 6(c) of the 1940 Act, as well as the filing of any amendments thereto, be, and it hereby is, approved;

FURTHER RESOLVED, that the officers of the Trust, be, and they hereby are, authorized and directed to take such actions, execute and deliver any and all documents necessary and make such filings, upon advice of counsel, as may be necessary to effectuate the foregoing resolution.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the Trust at Chicago, Illinois this 5th day of May, 2011.

/s/ Erik D. Ojala
Erik D. Ojala
Vice President and Secretary

A-2

EXHIBIT B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated May 5, 2011 for and on behalf of:

Harbor Capital Advisors, Inc.

that he is Chief Executive Officer of Harbor Capital Advisors, Inc.; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ David G. Van Hooser
David G. Van Hooser
Chief Executive Officer

B-1

EXHIBIT B-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated May 5, 2011 for and on behalf of:

Harbor Funds

that he is Chairman, President and Trustee of Harbor Funds; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ David G. Van Hooser
David G. Van Hooser
Chairman, President and Trustee

B-2